SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AIXTRON SE

(Name of Subject Company (Issuer))

Grand Chip Investment GmbH

(Names of Filing Persons (Offeror))

American Depositary Shares

(each representing one Ordinary Share)

(Title of Class of Securities)

D0257Y135

(CUSIP Number of Class of Securities)

Mr. Zhendong Liu

Fujian Grand Chip Investment Fund LP

Room 1201, 12/F, IFC Building

82# Zhanhong Road, Xiamen, China

Telephone:  +86 592 5204789

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Scott R. Saks

Paul Hastings LLP
200 Park Ave
New York, NY 10166
(212) 318-6000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable*	Not applicable*

* In accordance with General Instruction D to Schedule TO, no filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐                      Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A

☒                    Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                    third party tender offer subject to Rule 14d-1

☐                      issuer tender offer subject to Rule 13e-4

☐                      going private transaction subject to Rule 13e-3

☐                      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                      Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☒                    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Exhibit Index

99.1	Press Release of Grand Chip Investment GmbH, dated July 1, 2016 (English version of press release issued in English and German).